

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   July 26, 2017

<u>Via E-mail</u>
R. Eugene Taylor
Chairman and Chief Executive Officer
Capital Bank Financial Corp
4725 Piedmont Row Drive, Suite 110
Charlotte, North Carolina 28210

> **Re: Capital Bank Financial Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-35655**

Dear Mr. Taylor:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical and Policy Advisor
Office of Financial Services